UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69120X107

1.	Name of Reporting Persons John Stanton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 46,966
	6.	Shared Voting Power 450,165
	7.	Sole Dispositive Power 46,966
	8.	Shared Dispositive Power 450,165

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 497,131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69120X107

1.	Name of Reporting Persons Theresa Gillespie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 450,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 450,165

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Owlet, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

3300 North Ashton Boulevard, Suite 300

Lehi, Utah 84043

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

John Stanton

Theresa Gillespie

Item 2(b).	Address of Principal Business Office:

The principal business address of the Reporting Persons is P.O. Box 465, Medina, Washington 98039.

Item 2(c).	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

69120X107

Item 3.

Not applicable.

Item 4.	Ownership.

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 8,568,796 shares of the Issuer’s Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 14, 2023. All share amounts reflect the Issuer’s reverse stock split that occurred on July 7, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Stanton	497,131	5.8%	46,966	450,165	46,966	450,165
Theresa Gillespie	450,165	5.3%	0	450,165	0	450,165

The amounts reported above represent: (i) 112,835 shares of Common Stock held by the Reporting Persons as tenants in common; (ii) 38,147 shares of Common Stock held as tenants in common through their 89.77% ownership of PN Cellular Inc., an entity that owns 42,494 shares of Common Stock; (iii) 106,851 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common; (iv) the issuance of 192,332 shares of Common Stock upon the exercise of warrants held by the Reporting Persons as tenants in common; (v) 13,279 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Peter Thomsen Trust #2; (vi) 13,279 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Samuel Thomsen Trust #2; (vii) 3,644 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2; (viii) the issuance of 6,560 shares of Common Stock upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2; (ix) 3,644 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2; and (x) 6,560 shares of Common Stock issuable upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2024

JOHN STANTON

By:	/s/ John Stanton

THERESA GILLESPIE

By:	/s/ Theresa Gillespie